SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 000-21388

MAGAL SECURITY SYSTEMS LTD.
(Translation of registrant’s name into English)

P.O. Box 70, Industrial Zone, Yehud 5610001 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

This Report on Form 6-K is incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-217063 and Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

Senstar Technologies Announces Results of 2021 Annual Meeting of Shareholders

YEHUD, Israel – August 18, 2021 - Senstar Technologies (legal name: Magal Security Systems Ltd.) (NASDAQ: MAGS) today announced that the following resolutions were adopted at the 2021 Annual General Meeting of Shareholders that was held on August 15, 2021:

(1)	Re-election of Messrs. Beck, Ben-Haim, Berman and Bigger as directors of the Company each for a term to expire at the 2022 annual general meeting;

(2)	Approval of a dividend distribution not to exceed USD 40 million, at the time and in the amount to be directed by the Company’s Board of Directors;

(3)	Approval of the payment of special bonuses to certain executive officers in relation to the sale of the Company’s Integration Solutions (Projects) division to Aeronautics Ltd;

(4)	Re-adoption of the Company's updated Compensation Policy;

(5)	Approval of the change in the Company’s name to Senstar Technologies Ltd.; and

(6)
Ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2021, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

Only shareholders of record as of the close of business on July 14, 2021 were entitled to vote at the meeting. All resolutions were approved by the majority requirements under Israel’s Companies Law, 5759-1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magal Security Systems Ltd. By: /s/ Doron Kerbel Doron Kerbel V.P. General Counsel & Company Secretary

Date: August 18, 2021